September 6, 2018

Kathleen Collins
Accounting Branch Chief - Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Ms. Collins:

Medidata Solutions, Inc. (the "Company”) submits this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Staff”) received via email dated August 22, 2018 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the period ended March 31, 2018.

Form 10-Q for the Quarter Ended March 31, 2018

Note 1. Summary of Significant Accounting Policies
Costs to Obtain and Fulfill a Contract, page 9

1.
You state that costs related to renewable contracts are deferred and amortized on a straight-line basis over a period equal to twice the contractual term, which you have determined to be the expected period of benefit. Please tell us whether you pay any commissions upon renewal of the initial contract terms. If so, tell us, and revise to clarify, how you account for such costs. In this regard, explain whether the commissions paid on renewal are commensurate with the initial commissions and your basis for such conclusion. Also disclose the period of benefit for renewal commissions and to the extent that the benefit period exceeds the renewal term, explain to us how you determined such period. Refer to ASC 340-40-35-1.

Response: The Company pays commissions upon renewals of contracts for its multi-study subscription arrangements. These costs are deferred and amortized on a straight-line basis over a period equal to twice the renewal contractual term.

Commissions paid upon the renewal of customer contracts are not commensurate with the commissions that were paid upon execution of the initial contracts. The Company’s sales compensation plans are aligned with its strategy of driving incremental business by expanding and increasing customer adoption of its platform over time, resulting in renewal contracts with varying scope and terms as compared with the initial contracts. Commissions paid upon renewal are structured around the expectation that a sales representative will expand the scope of services in conjunction with a contract renewal. Commissions for renewal contracts are calculated at a lower rate for the existing revenue level and a higher rate for incremental revenue that is generated in connection with the renewal.

In considering the requirements of ASC 340-40-35-1, which states that capitalized costs should be amortized "on a systematic basis that is consistent with the transfer to the customer of the goods and services to which the asset relates," the Company also referred to discussion from the January 26, 2015 meeting of the joint FASB-IASB Transition Resource Group ("TRG") for Revenue Recognition.

The Company considered the following in determining the appropriate amortization period:

•
The Company’s multi-study subscription arrangements are typically two to three years in length with renewal periods of two to three years. Many of its customers have a history of renewing multiple times including expanded use of the platform.

•	The Company’s revenue retention rate of over 99% in 2017 and 2016 is indicative of long-term customer relationships and supports the expectation that contract renewals are likely.

•
The Company’s customers use its platform to support clinical trials. Such trials vary in time frame but are generally in the range of two to four years in length; because trials may be initiated by the customer on the Company's platform at any time during a contract, trials beginning later in a contract may extend beyond the contract term. Converting study data between providers during a trial is often prohibitively expensive and is viewed as a potential risk to the data being captured. As a result, in the event a customer decided to adopt a different platform, it is probable the customer would continue to renew contracts until its remaining ongoing trials had been completed.

•
When multi-study subscription arrangements renew, the customer continues to put new studies on the platform. This increases the probability that future renewals will occur, as each new study placed on the platform extends the time frame that the platform is needed.

Based on the above considerations, in both initial contract and renewal scenarios, the Company anticipates continuing to transfer services to the customer for a period of time that extends beyond the current contractual term; given that the average time frame for clinical trials is slightly longer than the Company's average multi-study subscription term, and that trial starts are staggered throughout the contract term, the Company believes that, for each contractual event that occurs (initial contract or renewal), one subsequent contractual event is probable.

Therefore, the Company notes "View C" from the TRG discussion as the most appropriate approach:

"View C – Amortize the initial amount capitalized over the contract period that includes the specific anticipated renewals (that is, over the expected customer relationship). Amortize each capitalized renewal amount over the respective renewal period."

Because the Company’s average multi-study subscription term is approximately two to three years in duration, the resulting average amortization period is four to six years.

For the three- and nine-month periods ending September 30, 2018, and future periods, the Company will clarify the disclosure under "Cost to Obtain and Fulfill a Contract" in its "Significant Accounting Policies" footnote in its Quarterly Report on Form 10-Q, resulting in language similar to the following:

"The Company capitalizes commission expenses paid to internal sales personnel that are incremental costs of obtaining and renewing customer contracts. Costs related to nonrenewable contracts are deferred and amortized on a straight-line basis over the duration of the contractual term. Costs related to initial signing and renewals of renewable contracts are deferred and amortized on a straight-line basis over a period equal to twice the term of the contract or renewal, which the Company deems to be the expected period of benefit for these costs. In developing this estimate, the Company considered its historical renewal rates and customer and revenue retention rates, as well as technology development life cycles and other industry factors. These costs are periodically reviewed for impairment."

We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me at (212) 918-1800 or rbergmann@mdsol.com should you have further questions.

Sincerely,
/s/ Rouven Bergmann
Rouven Bergmann
Chief Financial Officer